As filed with the Securities and Exchange Commission on February 5, 2002
                                                      Registration No. 333-75934
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       To
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                           --------------------------

                                 THE 3DO COMPANY
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

            Delaware                                            94-3177293
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                                100 Cardinal Way
                             Redwood City, CA 94063
                                 (650) 385-3000
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           --------------------------

                                 James Alan Cook
                    Executive Vice President, General Counsel
                                  and Secretary
                                 The 3DO Company
                                100 Cardinal Way
                             Redwood City, CA 94063
                                 (650) 385-3000
            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------

                                   Copies to:
                                Neil Wolff, Esq.
                               Yoichiro Taku, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300
                           --------------------------

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           --------------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                      Proposed Maximum       Proposed Maximum         Amount of
         Title of Each Class of                 Amount to be           Offering Price       Aggregate Offering       Registration
      Securities to be Registered            Registered (1) (2)         Per Share (3)            Price (3)             Fee (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.........         19,540,418 shares           $  1.37             $ 26,770,002.76         $ 2,462.84
====================================================================================================================================

(1) Shares of common stock that may be offered pursuant to this registration statement consist of shares that may be issuable upon conversion of, or as dividends on, series A redeemable convertible preferred stock and exercise of warrants issued in connection with the issuance of the preferred stock. For purposes of estimating the number of shares of Common Stock to be included in this registration statement, we included (i) 19,233,576 shares, representing 150% of the number of shares of common stock issuable upon conversion in full of or in lieu of cash dividends on the outstanding series A redeemable convertible preferred stock and upon exercise in full of the warrants issued to the holders of the series A redeemable convertible preferred stock as of February 1, 2002 (assuming the effectiveness of this registration statement on such date and without regard to any limitations on conversions and exercises), and (ii) 306,842 shares issuable upon exercise of an additional warrant issued to the placement agent in connection with the issuance of the series A redeemable convertible preferred stock, plus shares that may be issued as the result of any stock split, stock dividend or similar transaction as provided by Rule 416 of the Securities Act.

(2) Includes 11,968,743 shares of common stock previously registered for which the registration fee has previously been paid.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and was based on the average of the high and low prices of the common stock on the Nasdaq National Market on February 1, 2002, as reported by The Nasdaq Stock Market.

(4) A filing fee amount of $5,716 s previously paid. Pursuant to the Securities and Exchange Commission Fee Rate Advisory #8, the filing fee rate for this registration statement is $92 per million retroactively effective to October 1, 2001.

                           --------------------------

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION DATED FEBRUARY 5, 2002

PROSPECTUS

                                19,540,418 SHARES

                                 THE 3DO COMPANY

                                  COMMON STOCK

         This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus of up to 19,540,418 shares of our common stock. We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus.

                           --------------------------

         See "Risk Factors" on page 3 for information you should consider before buying the securities.

                           --------------------------

         Our common stock is listed on the Nasdaq National Market under the symbol "THDO". On February 1, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $1.35 per share.

                           --------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           --------------------------

                    This prospectus is dated February 5, 2002

                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary.............................................................1
The 3DO Company................................................................1
Recent Developments............................................................2
Risk Factors...................................................................3
Special Note Regarding Forward-Looking Statements.............................15
Use of Proceeds...............................................................16
Description of Capital Stock..................................................16
Selling Stockholders..........................................................20
Plan of Distribution..........................................................24
Legal Matters.................................................................26
Experts  .....................................................................26
Additional Information........................................................26
Information Incorporated By Reference.........................................26

                           --------------------------

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. This prospectus provides you with a general description of the securities to be offered under this registration statement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, if there is any, together with additional information described below under the heading "Where You Can Find More Information."

                                 THE 3DO COMPANY

         We are a leading developer and publisher of branded interactive entertainment software. We were incorporated in California in September 1991 and commenced operations in October 1991. In April 1993, we reorganized as a Delaware holding company and acquired an entity that had developed our hardware technology. We acquired Cyclone Studios in November 1995, Archetype Interactive Corporation in May 1996 and certain assets of New World Computing, Inc. in June 1996. We currently have an active subsidiary in the United Kingdom, 3DO Europe, Ltd.

         Our software products operate on several multimedia platforms including personal computers, the PlayStation game console, the PlayStation 2 computer entertainment system, the Nintendo 64 game system, the Nintendo Game Boy Color and Game Boy Advance hand-held game systems, and the Internet. We are preparing to develop software for other next generation video game consoles. We plan to continue to extend our popular brands across multiple categories, or "genres," and platforms. These brands include Army Men, Heroes of Might and Magic, High Heat Baseball, and Might and Magic. We also plan to introduce new brands across multiple platforms including Jonny Moseley and Cubix. Our software products cover a variety of genres, including action, strategy, adventure/role playing, sports and family entertainment.

         We distribute our products through a broad variety of retail outlets, including mass merchants, warehouse club stores, computer and software retail chains and other specialty retailers. We sold our products to over 20,000 retail outlets in fiscal 2001. Our largest retail customers in fiscal 2001 were Wal-Mart, Best Buy, Electronics Boutique, Babbage's, Toys "R" Us, Blockbuster Entertainment, Target, Sears, Jack of All Games and Kmart.

         Our software publishing revenues decreased to $82.8 million in fiscal 2001 from $122.2 million in fiscal 2000 and increased from $48.0 million in fiscal 1999. Our net loss was $77.0 million in fiscal 2001 compared to net income of $0.2 million in fiscal 2000 and a net loss of $13.2 million in fiscal 1999. Research and development costs increased to $48.9 million in fiscal 2001 from $34.3 million in fiscal 2000 and from $25.9 million in fiscal 1999. The change in net loss during fiscal 2001 reflects the impact on revenue of a platform transition year and an increase in research and development as we prepared for the next generation of console systems. Our total assets were $66.6 million as of the end of fiscal 2001 compared with $97.8 million for fiscal 2000 and $40.5 million as of the end of fiscal 1999. In fiscal 2001, we released 35 new products compared to 31 new products in fiscal 2000 and 14 new products in 1999. New products consist of new brands, sequels and line extensions released on one or more platforms. We are planning to release 27 new products in fiscal 2002.

         Our experienced management team is led by Trip Hawkins, our founder, Chairman and Chief Executive Officer, who also founded Electronic Arts and served as its Chairman and Chief Executive Officer.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         Our executive offices are located at 100 Cardinal Way, Redwood City, California 94063 and our telephone number is (650) 385-3000. Our Web site is located at www.3do.com. Information contained on our Web site should not be considered part of this prospectus.

                               RECENT DEVELOPMENTS

         On December 10, 2001, we issued a total of 15,820 shares of our series A redeemable convertible preferred stock and warrants to acquire an aggregate of 2,055,587 shares of common stock to 15 accredited investors for an aggregate gross purchase price of $15,820,000. In connection with the offering of the series A redeemable convertible preferred stock, we issued a warrant to acquire 306,842 shares of common stock to the placement agent for the private placement.

         Each share of redeemable convertible preferred stock has a stated value of $1,000 and is convertible into shares of common stock at an initial conversion price of $2.77 per share. The initial conversion price of the series A redeemable convertible preferred stock represents a 20% premium over the weighted average price of our common stock during the 10 days ended December 7, 2001. The conversion price is subject to various adjustments. The series A redeemable convertible preferred stock carries a dividend of 5%, payable quarterly in cash or, subject to certain conditions, in common stock at our option. The investors received warrants to purchase a total of 2,055,587 shares of common stock at an exercise price of $2.77, subject to adjustments, that are exercisable for three years. Additionally, Gerard Klauer Mattison & Co., Inc. was issued a warrant to purchase 306,842 shares of common stock with an exercise price of $2.48, subject to adjustments. The warrant is exercisable for five years.

         On October 9, 2001, we issued a total of 4,733,010 shares of common stock at our closing trading price of $2.06 per share for aggregate proceeds of $9,750,000. As part of the transaction we also issued warrants to purchase 1,419,904 shares of common stock with an exercise price of $2.27 per share. William M. Hawkins III, our chairman and chief executive officer, purchased 3,933,010 shares and was issued warrants to purchase 1,179,903 shares of common stock. Six institutional investors purchased 800,000 shares and were issued warrants to purchase 240,001 shares of common stock.

         Since September 30, 2001, we have taken a number of actions to reduce operating expenses in order to reduce our breakeven point and conserve cash. Actions taken included reductions in force in excess of 150 people, the closure of the Austin TX development studio, a reduction in previously planned levels of marketing expense, and the cancellation of several outside development contracts for unproven products that have not yet been established in the marketplace.

         In January 2002, William Dully joined us as Chief Operating Officer and acting Chief Financial Officer. Dully most recently was Chief Operating Officer of the Upper Deck Company, the leading sports trading card company. At 3DO, Dully will also serve as the Company's acting Chief Financial Officer, replacing Kathleen McElwee, who recently departed from 3DO for personal reasons.

--------------------------------------------------------------------------------

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

         Our business, future operating results and financial condition are dependent upon many factors that are subject to a number of risks and uncertainties. The material risks and uncertainties that are known to us and that may cause our future operating results to be different than our planned or projected results, and that may negatively affect our operating results and profitability are summarized below. However, the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that are not presently known to us or that we currently believe are immaterial may also impair our business operations or profitability.

Risks and uncertainties relating to our business and operations

Our ability to meet cash requirements and preserve liquidity is dependent on timely product releases and attainment of our sales and licensing objectives. If our cash requirements cannot be satisfied from operational cash flows, we may be forced to sell assets, refinance existing indebtedness, or further reduce our business, operations and related activities. Due to these factors, we may need to combine with another company in order to obtain additional resources to remain competitive.

         If we do not substantially attain overall projected revenue levels for the balance of fiscal 2002 and during fiscal 2003, or do not have the availability of an accounts receivable credit line with our primary lender, Foothill Capital Corporation, or another accounts receivable credit facility, we may have insufficient liquidity during fiscal 2003. In such event we will require additional financing to fund on-going and planned operations and may need to implement further expense reduction measures, including, but not limited to, the sale of assets, the consolidation of operations, workforce reductions, and/or the delay, cancellation or reduction of certain product development, marketing, licensing, or other operational programs. Some of these measures will require third-party consents or approvals, including that of our bank, and we cannot provide assurances that such consents or approvals will be obtained.

         Based on the net proceeds from our October 2001 private placement of $9.75 million of common stock and the net proceeds from the December 2001 private placement of $15 million of preferred stock, and our assumptions regarding anticipated cash flows from operations based on achieving our planned product release schedules and substantially attaining forecast sales objectives, we expect to meet our currently projected cash and operating requirements for the foreseeable future.

         We cannot provide assurances that future cash flows from operations will be sufficient to meet operating requirements and allow us to service debt and dividend requirements and repay any underlying indebtedness at maturity. If we do not achieve the cash flows that are anticipated from our planned product release schedules and attainment of our forecast sales objectives, or if we do not maintain the availability of an accounts receivable credit line from our bank or a replacement financial institution, we may not be able to meet our cash requirements from operational cash flows. If this were to occur, there can be no assurance that we will be able to make additional financing arrangements on satisfactory terms, if at all, and our operations and liquidity would be materially adversely affected and we could be forced to cease operations.

         Although actions we've taken, including recent reductions of workforce, are expected to contribute to returning our operations to profitability, we cannot assure our shareholders and investors that we will achieve profitability in the fourth fiscal quarter of FY 2002 or, on an annualized basis, in FY 2003, nor can we provide assurances that we will successfully complete the development of products planned for release during these periods or achieve the sales necessary to avoid further expense reductions in fiscal 2003.

If we do not introduce products on a timely basis, revenue, profit and cash flow could be negatively impacted.

         Since video games and computer software products have relatively short life cycles, with many products having a sales life cycle of less than six months, we are continuously developing new products in order to generate revenues that can sustain our operations and allow us to achieve our business plans. The timely development and commercial release of a new video game or computer game depends on a variety of factors, including the creative design and development process, testing and debugging, obtaining the approvals of third-party content licensors, obtaining the approvals of hardware platform licensors (such as Sony and Nintendo), and manufacturing and assembly of production units of such products. The development of games for technically sophisticated next-generation interactive platforms is a relatively complex, expensive and time-intensive undertaking that requires the coordinated services of numerous employees and contractors working for us. Delays incurred in the development, approval or manufacturing processes may result in delays in the introduction of our products. Delay in the commercial release of a new product that results in that product's introduction slipping from one fiscal quarter to the next is likely to have an adverse effect on our resulting revenues for the affected quarter since initial shipments of a new product typically account for a high percentage of the product's total net revenues over its life.

         We have experienced significant delays in introducing some of our prior titles and these delays have adversely affected our results of operations. We cannot provide assurances that we will be able to complete the timely development and commercial release of new products in accordance with originally planned release schedules. In the event that we are unable to commercially release new products in accordance with operating plans for a particular quarter or longer period, these product delays would likely have an adverse effect on our revenues and results of operations during the affected quarter and cash flow during subsequent quarters.

Our future capital needs are uncertain and there is a risk of us becoming insolvent if we cannot satisfy future capital needs in a timely manner.

     On October 9, 2001, we raised $9.75 million in equity financing. Then, on December 10, 2001, we raised $15.8 million in additional equity financing. We believe that our existing sources of liquidity and anticipated funds from operations should satisfy our projected working capital requirements through the remainder of fiscal 2002 and for the foreseeable future. Our ability to maintain sufficient liquidity throughout such period is dependent on us successfully achieving our product release schedules and attaining our forecast sales objectives during such periods, and on the continued availability of an accounts receivable line of credit with a financial institution. If we are unable to achieve our projected sales forecasts or if we should lose the availability of an accounts receivable credit line, we may need to raise additional capital. If it is determined that we need to raise additional capital, such capital may not be available on acceptable terms, if at all. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, we may be required to curtail our operations significantly or to seek funds through arrangements with strategic partners or other parties that may require us to relinquish material rights to certain of our products, technologies or potential markets, or we may become insolvent.

Breach of our financing arrangements could result in default and cause the termination of our existing line of credit.

         If we violate the financial or other covenants contained in the Loan and Security Agreement, dated April 6, 2000 that we entered into with Foothill Capital Corporation, and such default is not timely cured or waived by the bank, the bank could pursue its contractual remedies against us. These could include:
(1) penalty rates of interest, (2) penalty fees associated with our line of credit, (3) acceleration of our financial obligations to the bank, and/or (4) the foreclosure on any assets securing our indebtedness to the bank. In accordance with the Credit Agreement, we are obliged to maintain specified levels of working capital and tangible net worth, as well as maintain the effectiveness of other covenants relating to our operations.

         As of August 14, 2001, we received the bank's waiver of historical non-compliance with those financial covenants and other obligations contained in the Credit Agreement with which we were not then-in compliance. We cannot provide assurances that we will be able to remain in compliance in the future with the financial covenants and other contractual obligations set forth in the Credit Agreement. Additionally, should we be in default of the Credit Agreement in the future, we cannot provide assurances that the bank will agree to waive such non-compliance or amend the Credit Agreement in a manner that would permit us to be in compliance with the financial covenants and other obligations under the Credit Agreement.

The concentration of our sales and accounts receivable in a limited number of customers increases our reliance on that limited number of customers.

         During the second quarter of fiscal 2002, our top customer accounted for 10% or more of our total revenues and sales to our six largest customers accounted for approximately 50% of our revenues.

         Our sales are typically made on credit, with terms that vary depending upon the customer and the demand for the particular title being sold. We do not hold any collateral to secure payment by our customers. As a result, we are subject to credit risks, which are increased when our receivables represent sales to a limited number of retailers or distributors or are concentrated in foreign markets. Distributors and retailers in the computer industry have from time to time experienced significant fluctuations in their businesses, and there have been a number of business failures among these entities. The insolvency or business failure of any significant distributor or retailer of our products could result in reduced revenues and write-offs of accounts receivable. If we are unable to collect on accounts receivable as they become due, it could adversely affect our business, operating results and financial condition.

An inability to obtain or retain valuable intellectual property licenses may prevent product releases or result in a decline in sales of our products.

         A number of our existing products and planned products are based on trade names, trademarks, logos, or copyrighted materials that are licensed from third parties (e.g., Major League Baseball, Major League Baseball Players Association, Jonny Moseley, and Cubix). License agreements for these third-party rights typically remain in effect for two to five years. In general, license agreements may be terminated by the licensors upon the occurrence of any of a number of events or circumstances, such as the failure to timely pay the sums that are owed to the licensor, material breach of other provisions of such agreements, or as a result of bankruptcy or insolvency. We cannot provide assurance that we will be able to obtain or will be able to extend the term of any third-party intellectual property licenses. An inability to obtain a desired license or the loss of existing license rights would prevent us from publishing particular products or could limit our sales of unlicensed versions of comparable products which would not feature the trademarks or other intellectual property rights of third-party licensors.

If the popularity of our brands lessens, revenues could decline.

         Significant portions of our historical revenues have been derived from a limited number of brands. A decline in the popularity of one or more of these brands could adversely affect revenues from operations, and require us to revise the forecasts of our future business. Our product strategy is to extend our established interactive entertainment software brands across multiple genres and platforms in order to better differentiate our products to consumers and retailers. Each of our current brands is based on a well-defined computer game environment, or "fantasy world". We create fantasy worlds in our products that allow users to engage in activities that they otherwise may be unable to perform, in settings to which they may not otherwise have access. We develop products in the most popular genres, which include action, strategy, adventure/role playing, sports and family entertainment. We believe that consumers who have enjoyed game playing in a distinctive fantasy world are more likely to buy other products based on the same or a similar fantasy world. We offer consumers of our products both sequels and line extensions of games they already own, as well as new game experiences in different genres within a familiar fantasy world. Our brands include Army Men, Heroes of Might and Magic, High Heat Baseball, and Might and Magic. We also plan to introduce new brands across multiple platforms including Jonny Mosely and Cubix. We employ our branding strategy to leverage our marketing efforts so longer-lived brands can yield results across multiple platforms and multiple years.

Platform licensors can influence the number of video games that we publish on their respective platforms, as well as our product release schedules, and resulting revenues and gross margins.

         We depend heavily on non-exclusive licenses with Sony and Nintendo for the right to publish titles for their platforms and for the manufacture of our software products designed for use on their platforms. Our licenses with Sony and Nintendo require that we obtain their concept approval for each of the products that we would like to publish, as well as their approval of the completed games and associated manuals, packaging artwork and marketing materials. This approval process could cause a delay in our ability to release a new title and could cause us to incur additional expenses to modify our products in order to obtain such approvals. As a result, the number of titles that we are able to publish for these licensors' platforms may be limited or may be delayed from our originally planned product release schedules.

         Our licenses with Sony Computer Entertainment America, Sony Computer Entertainment Europe and Nintendo are limited in term. If any of these licenses should be terminated or not be renewed on acceptable terms, we would be unable to develop and publish software titles for these platforms and our business would be significantly harmed. While we cannot guarantee that these platform licensors will agree to extend the term of their license agreements (some of which are scheduled to expire in the second half of 2002), we have previously been successful in negotiating comparable license extensions with platform licensors.

         Both Sony and Nintendo are the sole manufacturers of the titles that we publish under licenses from them. These license agreements provide that the manufacturer may raise the costs that it charges for the units that it manufactures at any time and allows the manufacturer substantial control over whether and when we can release new titles. Additionally, the four to six week manufacturing and delivery cycle for cartridge-based software products for the Nintendo 64 game console and for the Game Boy Color and Game Boy Advance handheld game systems requires us to accurately forecast retailer and consumer demand for our titles far in advance of planned product releases and expected sales of such software products. Nintendo cartridges are also more expensive to manufacture than CD-ROMs and DVDs, resulting in greater inventory risks for those titles.

The manufacturers of the software products may not have sufficient production capacity to satisfy our requirements.

         Both Sony and Nintendo publish software products that are designed for use with their own hardware platforms, as well as manufacture software products for their other licensees. If Sony or Nintendo experience an interruption in their manufacturing capabilities or if their manufacturing capacity is adversely impacted as a result of increased demand for third-party software products that compete with our products, these hardware licensors may choose to give priority to the manufacture of their own titles or to the manufacture of other third-party titles. These manufacturers may not have sufficient production capacity to satisfy our scheduling requirements during any period of sustained demand. If Sony and Nintendo are unable to supply us with production software units on acceptable terms and without unexpected delays, our business operations could be materially interrupted and our potential revenues from planned product releases could be significantly and adversely affected.

If we do not create titles for popular hardware platforms, our sales of products and resulting revenues from operations could decline.

         The interactive entertainment software market and the personal computer and video game console industries in general have been affected by rapidly changing technology, which has led to the early obsolescence of particular platforms and compatible software titles. Our titles have historically been developed and published primarily for multimedia personal computers and video game systems, including the Nintendo 64 and PlayStation game consoles, the PlayStation 2 computer entertainment system, and the Game Boy Color and Game Boy Advance handheld game systems. We have not as yet obtained the licenses required in order to publish titles that would be compatible with Nintendo's next-generation Game Cube video game console or with Microsoft's Xbox entertainment system. No assurance can be given that we will be able to conclude agreements with Nintendo or Microsoft for the publishing of titles compatible with the Game Cube console or Xbox entertainment system, respectively. If we should be unable to obtain licenses for new interactive entertainment platforms, we would not be able to publish software titles compatible with the affected systems, which could have an adverse effect on our business. While we cannot provide assurances that we will be successful in our efforts to conclude appropriate licensing agreements with the licensors of new interactive platforms, we have previously been successful in negotiating new agreements with platform licensors.

         Additionally, our software titles that are designed and intended for use with personal computers must maintain compatibility with new computer models, operating system software, and various hardware peripherals and accessories compatible with such personal computers. If we should be unable to successfully develop software products that are compatible with any particular interactive platforms, the opportunities to publish new products could be limited and our resulting revenues from operations could be adversely affected.

If product returns and pricing concessions exceed allowances, we may incur additional costs and potential losses.

         Our arrangements with retailers and distributors require us to accept returns for defective product units. We also provide pricing concessions and allowances to key retail customers whenever wholesale price adjustments are deemed necessary to support our relationship with retailers and maintain access to their retail channel customers. If consumer demand for a particular title does not fulfill expectations, or if consumer demand declines from a prior period, then a subsequent price concession may be provided in an effort to stimulate further sales of the affected titles.

         We establish an allowance for estimated future product returns and price concessions at the time of shipment, based on our historical sell through and return data, our specific minimum low price used for price protection, the level of channel inventory and units for the product previously shipped, and we recognize revenues net of these allowances. Management monitors and adjusts our product returns and pricing allowances throughout the year in order to reflect market acceptance of our products, retail and distributor inventory levels of our products, and results of our prior returns programs and pricing allowances. Our reserve allowance for product returns and pricing allowances was $8.1 million as of September 30, 2001. If we experience product return rates or provide pricing allowances that exceed our estimates based on historical experience, our operating results could be significantly and adversely affected. In addition, if future products should prove to be defective, we would lose potential revenues from sales of the affected product units and may incur an unplanned increase in expenses in connection with efforts to remedy the situation.

Delays in new product development could result in loss of significant potential revenues.

         Most of our video game and computer software products have a relatively short life cycle and sell for a limited period of time after their initial release. We depend on the timely introduction of successful new products, including enhancements of or sequels to existing products and conversions of previously released products to additional platforms, to offset and replace declining net revenues from older products. Delays incurred during the development process may result in delays in the commercial release of the affected title. Delays in the release of any new product are likely to have an adverse effect on our revenues for the affected quarter.

If external developers fail to perform satisfactorily, our operating results could be negatively affected.

         While we develop the majority of our titles internally, third-party developers develop many products. A delay in the work performed by a third-party developer may result in delay of our release of the affected product. As importantly, the work performed by third-party developers may not meet our quality standards, and, as a result, we may terminate the development contracts with some developers. Our hardware licensors (e.g., Sony and Nintendo) require that third-party developers obtain and maintain licensor authorization to develop games on our behalf that are compatible with the licensor's hardware platform. Through no fault of ours, a third-party developer's authorization to create a particular product for us may be terminated by the hardware platform licensor, at its sole discretion.

If we need to write down prepaid royalties or capitalized development costs below their current recorded value, our results of operations could be adversely affected.

         We typically enter into agreements with content licensors and external developers that require advance payments of royalties and/or guaranteed minimum royalty payments. We cannot provide assurance that the sales of products for which such royalties are paid or guaranteed payments are made will be sufficient to offset and effectively recoup the amount of these required advance payments. We capitalize our advances to licensors as a part of prepaid assets and advances to external developers as part of capitalized software costs. We also capitalize internally developed software once technological feasibility is established as part of capitalized software costs. We analyze these accounts quarterly, and take write-offs when, based on estimates, future individual product contribution will not be sufficient to recover our investment.

If we do not post strong sales during the holiday season and subsequent quarter, our operating results could be negatively affected.

         Our sales of video game and computer software products are highly seasonal. Our peak shipments typically occur in the fourth and first calendar quarters as a result of increased demand for video games and computer software during the year-end holiday season and the after-holiday period. If we do not achieve strong sales in the second half of each fiscal year (which ends on March
31) our fiscal year results could be significantly and adversely affected and our ability to achieve profitability in the fiscal year could be negatively impacted.

If our international operations expand, we will encounter additional risks that could adversely affect our business.

         Our video game and computer software products are sold in international markets both directly and through licensees, primarily in Canada, the United Kingdom and other European countries, and, to a lesser extent, in Asia and Latin America. The percentage of our total revenues derived from international software publishing activities increased to 21% in the fiscal year ending March 31, 2001. If we elect to expand international operations, we will become increasingly subject to risks and uncertainties inherent in foreign trade, which could have a significant and adverse affect on our business and results from operations. These risks include the following:

     o    increased costs to develop foreign language versions of our products;

     o    increased credit risks and collection difficulties;

     o    tariffs and duties; o increased risk of piracy;

     o    shipping delays;

     o    fluctuations in foreign currency exchange rates; and

     o international political, regulatory and economic developments and conditions.

Our quarterly operating results fluctuate significantly causing unpredictability regarding our revenues and income.

         We  have   experienced  and  expect  to  continue  to  experience  wide fluctuations in quarterly operating results. We are unable to effectively control many of these factors, which include the following:

     o    market acceptance of our titles;

     o the timing and number of new video game consoles introduced and shipped to market, such as the Nintendo Game Cube and Microsoft Xbox console;

     o    the timing and number of new title introductions by our competitors;

     o development and marketing expenses relating to the introduction of new titles, sequels or enhancements of existing titles;

     o    changes in pricing policies by us and our competitors;

     o    product returns;

     o    the timing of orders from distributors and major retail customers;

     o    delays in production and shipment; and

     o    the mix of sales of higher and lower margin product in a quarter.

         We typically earn a higher gross margin on sales of games that are designed for use with personal computers. Gross margins on sales of products for game console platforms are generally lower because of license fees payable to platform licensors such as Sony and Nintendo, and, as importantly, because of the higher manufacturing costs for game cartridge products for the Nintendo 64 console and the Game Boy Color and Game Boy Advance handheld game systems. As a consequence, the mix of products sold during each fiscal quarter can significantly affect our gross margins.

         The timing of new title introductions can cause quarterly revenues and earnings to fluctuate substantially from quarter to quarter. A significant portion of our revenues in any fiscal quarter is typically achieved as a result of sales of new titles first introduced in the quarter. Our revenues and earnings will be negatively affected in a given fiscal quarter if we should be unable to complete the development of any particular title or titles in time to commercially release such product(s) during that quarter.

         You should not rely on period-to-period comparisons of our financial results as indications of future results. Our future product releases, operating results, revenues, or profitability could fall below expectations of security industry analysts and investors. Any such shortfall in expectations could cause a decline in the market price of our common stock. Fluctuations in operating results are likely to increase the volatility of our common stock's price. The market price of our common stock has been volatile and is likely to continue to be highly volatile, and stockholders may not be able to recoup their investment.

If we lose key personnel and are unable to replace them, our operating results could be negatively affected.

         Our business operations and prospects for commercial success are largely dependent on the personal efforts of key personnel, particularly Trip Hawkins, our Chairman and Chief Executive Officer. We rely heavily on our internal development studio to design and develop the majority of our products. The loss of any key developers or groups of developers may delay the release of our products. Our success is also dependent upon the ability to hire and retain additional qualified operating, marketing, technical, legal and financial personnel. Competition for personnel is intense, especially in the San Francisco Bay area where we maintain our headquarters. We cannot provide assurance that we will be able to successfully attract and retain additional qualified personnel.

Risks and uncertainties that affect our industry in general, including 3DO

Industry competition is intensive and can impact our ability to attain retail shelf space.

         The interactive entertainment software industry is intensely competitive and is characterized by the frequent introduction of new hardware systems and software products. Our competitors vary in size from small companies to very large corporations, which have significantly greater financial, marketing and product development resources than us. Due to these greater resources, some of our competitors are better able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher licensing fees to third-party content licensors which control desirable properties, and pay higher advances and development fees to third-party software developers.

         Our competitors include the following:

         o Other publishers of interactive entertainment software for personal computers and video game consoles, including Acclaim, Activision, Eidos, Electronic Arts, Infogames, Interplay, Lucas Arts, Take Two Interactive, Midway, Sega, and THQ.

         o Integrated video game console hardware/software companies such as Sony and Nintendo, who compete directly with us in the development of software titles for their respective platforms.

         o Large diversified entertainment or software companies, such as The Walt Disney Company or Microsoft, many of which own substantial libraries of available content and have substantially greater financial resources than us, who may decide to compete directly with us or to enter into exclusive relationships with our competitors.

         Retailers of our products typically have a limited amount of shelf space and promotional resources. Publishers of interactive entertainment software products compete intensely for high quality retail shelf space and promotional support from mass merchant resellers and other retailers. To the extent that the number of consumer software products increases, competition for shelf space may intensify and may require us to increase our marketing expenditures.

If more mass merchants establish exclusive buying arrangements, or if retailers terminate their relationship with us, our sales and gross margins would be adversely impacted.

         Mass merchants have become the most important distribution channels for retail sales of interactive entertainment software. Our revenues and operating results may be significantly and adversely affected if any of the mass merchants with whom we conduct business elect to terminate their relationship with us or significantly reduce the amount of business they do with us. A number of these mass merchants, including Wal-Mart, have entered into exclusive buying arrangements with other software developers or distributors, which prevent us from selling our PC products directly to that mass merchant. If the number of mass merchants entering into exclusive buying arrangements with software distributors were to increase, our ability to sell to those merchants would be restricted to selling through the exclusive distributor. Because we typically earn a lower gross margin on sales to distributors than on direct sales to retailers, this would have the effect of lowering our gross margins.

Our business depends on "hit" products, so if we fail to anticipate changing consumer preferences and produce "hits", we could suffer declining revenues.

         The market for interactive entertainment software is largely "hits" driven. Few such entertainment software products achieve sustained market acceptance and are regarded as "hits", and yet the products that are "hits" account for a substantial portion of revenues in the video game and computer software industry. Our future results from operations, profitability and financial condition could be negatively impacted if we fail to publish or distribute "hit" titles for popular interactive platforms. We cannot provide assurance that we will be able to publish "hit" titles in the future. Our ability to develop a "hit" title or titles is dependent on a variety of factors, many of which are beyond our control, including:

         o public tastes and preferences change rapidly and are hard to predict;

         o the timing and pricing of new interactive entertainment products published by us;

         o        the   brands,   timing   and   pricing   of  new   interactive
                  entertainment products published by our competitors;

         o        critical previews and reviews of our products; and

         o the availability, appeal and pricing of other forms of entertainment.

         If we fail to accurately predict or promptly respond to these factors, our sales could decline. Additionally, in the event that we do not achieve adequate market acceptance of a particular product, we could be forced to accept substantial product returns or grant significant markdown allowances in order to maintain a good working relationship with retailers to ensure access to their distribution channels.

Introduction of next-generation platforms leads to a decline in sales of software products for prior platforms.

         Historically, the anticipation or introduction of next-generation video game platforms has resulted in decreased sales of interactive entertainment software for prior platforms. Sony introduced its PlayStation 2 computer entertainment system in October 2000. More recently, in November 2001, Microsoft introduced its new Xbox entertainment system and Nintendo introduced its new Game Cube console. On-going sales of our software products for Sony's original PlayStation game console or for Nintendo's N64 game console have been adversely affected as a result of consumer preferences shifting to newer video game systems. We expect this trend to continue until one or more new platforms achieve a widely installed base of consumers. Obsolescence of software for prior interactive platforms could leave us with increased inventories of unsold titles and limited amounts of new titles to sell to consumers.

Delays in the introduction of new platforms adversely affect potential revenue.

         Our ability to effectively sell our products depends in large part on platform licensors' timely introduction of their next-generation interactive systems and the licensors' achievement of market acceptance for their platforms. Our ability to continue to sell software products that are compatible with older target platforms are dependent upon the platform licensors' efforts to continue to encourage resellers' and end users' ongoing interest in such older platforms. Limited availability of older platforms as part of a manufacturer's efforts to prepare for the commercial introduction of a new platform (e.g., the limited availability of PlayStation consoles in the United States during the first half of 2000 in preparation for Sony's launch of the PlayStation 2 in the Fall of
2000) adversely affects our sales of software products for such older interactive platforms and resulting revenues from operations. Similarly, delays in the introduction of new interactive platforms or the limited availability of hardware following the introduction of a new interactive platform (as occurred, for example, following the commercial release of the PlayStation 2 computer entertainment system in the United States) also adversely affect our revenues, and result in significant uncertainty about our quarterly and fiscal year results.

Our business could be adversely affected by the illegal copying of our software or by infringement claims brought by or against us.

         Although we use copy-protection devices, unscrupulous individuals or entities may be able to make unauthorized copies of our products or otherwise obtain and use our proprietary information and related intellectual property rights. In the event of the occurrence of a significant amount of illegal copying of the software products published or distributed by us, our resulting revenues from operations could be significantly and adversely affected.

         Although we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, we cannot provide assurances that claims of infringement will not be made against us. Any such claims, with or without merit, can be time consuming and expensive to defend.

If Internet-based game play becomes popular, we may need to quickly develop products and establish a viable Internet business model to remain competitive.

         A number of software publishers have developed or are currently developing server-based Internet games for consumers to access and enjoy over the Internet. If the Internet becomes a more popular venue for interactive video games and computer software, in order to remain competitive, we may need to rapidly develop and release additional games for the Internet, and continue to refine our business models for Internet-based games.

         In December 1999, we were issued a U.S. patent that could allow us to create a new genre of Internet-based games and related business models for such entertainment products. However, in order to fully develop the patent's potential, investment would be required in research and development or to obtain rights to complementary Internet-related technologies. Without the required investment in research and development or without obtaining rights to technologies that would allow us to exploit our Internet-related patent, we cannot be certain that we will be able to fully utilize the patent in a commercially successful manner. In addition, even if we are able to use the patent in connection with the development of new Internet games or other forms of interactive entertainment that are intended to be experienced through the Internet, the development of such products will require additional investments by us. We cannot be certain that such products will be commercially successful, nor can we even be certain that our investments in developing and marketing such products will be recouped by our sales or licenses of such potential future products.

Rating systems for interactive entertainment software, government censorship, or retailer resistance to violent games could inhibit our sales or increase our costs.

         The home video game industry requires interactive entertainment software publishers to identify products within defined rating categories and communicate these ratings to consumers through appropriate package labeling and through advertising and marketing presentations consistent with each product's rating. If we do not comply with these requirements, it could delay our product introductions and require us to remove products from the market.

         Legislation is currently pending at both the federal and state level in the United States and in certain foreign jurisdictions to establish mandatory video game rating systems. Mandatory government-imposed ratings systems for interactive entertainment software products may eventually be adopted in many countries. Due to the uncertainties inherent in the implementation of such rating systems, confusion in the marketplace may occur and publishers may be required to modify or remove products from the market. However, we are unable to predict what effect, if any, such rating systems would have on our business.

         Many foreign countries have laws that permit governmental entities to censor the content of certain works, including interactive entertainment software. As a result, we may be required to modify some of our products or remove them from the market that could result in loss of revenues and additional costs to remedy such situation.

         Certain retailers have in the past declined to stock some software products because they believed that the content of the packaging artwork or the underlying products themselves would be offensive to these retailers' customer bases. Although such actions have not yet affected us, we cannot be certain that our distributors or retailers will not take such actions in the future.

If the U.S. economy continues to weaken or enters a recession, our business and results from operations could be adversely affected.

         We are subject to risks arising from adverse changes in consumer spending patterns. Because of the recent economic slowdown in the United States, many consumers may delay or reduce purchases of non-essential products and services. If the economic slowdown in the United States leads to decreased consumer spending on entertainment products, sales of our products would likely decline and revenues and results from operations could be significantly and adversely affected.

Risks Related to this Offering

Anti-takeover provisions may prevent an acquisition.

         Provisions of our Amended and Restated Certificate of Incorporation (including the Certificate of Designations, Preferences and Rights of the Series A convertible preferred stock), Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Our Chairman and Chief Executive Officer may be able to influence stockholder actions.

         Trip Hawkins, our Chairman and Chief Executive Officer, beneficially owns approximately 41% of our outstanding common stock. Mr. Hawkins is able to significantly influence all matters that require approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Shares eligible for future sale may negatively affect our stock price.

         If our stockholders sell substantial amounts of common stock (including shares issued upon the exercise of options or issued upon conversion of our Series A redeemable convertible preferred stock) in the public market following this offering, the market price of our common stock could fall. The perception that such sales may occur could cause the market price of our common stock to fall on or before the date those shares are first sold. Such sales also might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus, and the other documents we incorporate by reference into this prospectus, include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may sometimes be identified by words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions. Forward-looking statements include, but are not limited to, those relating to the general direction of our business, including our ability to extend our brands across multiple genres and platforms; the timing of the introduction of some new products; our expectations regarding the number of new product releases for fiscal 2002; our expectations regarding the timing of the introduction of new platforms; our expectation that the introduction of new platforms will accelerate the video game cycle; our expectations regarding retailers preferences to stock sequels to successful brands; our expectations regarding the sufficiency of our cash reserves and of our future cash requirements; our expectations regarding cash flow from operations and our available credit facilities; our expectations regarding our ability to renew licensing agreements with our principal licensors, including Sony and Nintendo; our expectations regarding operating expenses; our expectations that as more advanced platforms are introduced, consumer demand for software for older platforms may decline; and our expectation that we have adequate legal defenses for legal actions arising out of the ordinary course of business and that the ultimate outcome of these actions will not have a material effect on our financial position, liquidity or results of the operations.

         Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth below under the heading "Risk Factors," beginning on page 3 of this prospectus, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and in other reports filed with the Securities and

Exchange Commission. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Other factors, including general economic factors and business strategies, may have a significant effect on our business, financial condition, and results of operations. You should not rely on these forward-looking statements, which reflect our position as of the date of this prospectus. We do not assume any obligation to revise forward-looking statements.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares offered pursuant to this prospectus. All of such proceeds will be received by the selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK

         We are authorized to issue 125,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value of which 15,820 shares have been designated series A redeemable convertible preferred stock. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation, particularly the certificate of designations, preferences and rights relating to the series A redeemable convertible preferred stock, and by our amended and restated bylaws and by the provisions of applicable Delaware law.

Common Stock

         As of December 19, 2001, there were 53,082,666 shares of common stock outstanding, held of record by approximately 812 stockholders. In addition, as of December 20, 2001, there were 23,008,083 shares of common stock subject to outstanding options and warrants exercisable for 5,507,702 shares of common stock.

         The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

General

         On December 10, 2001 we issued an aggregate of 15,820 shares of our series A redeemable convertible preferred stock, together with warrants to purchase an aggregate of 2,055,587 shares of common stock, in a private placement to 15 accredited investors. In connection with the offering of the series A redeemable convertible preferred stock and warrants, we issued a warrant to acquire 306,842 shares of common stock to the placement agent for the private placement. In issuing the redeemable convertible preferred stock and the warrants for common stock, we relied on the exemption provided by Regulation D promulgated under the Securities Act based, in part, on the limited number of investors and on representations of such investors. Set forth below is a summary of the principal terms of the series A redeemable convertible preferred stock.

Dividends

         Holders of shares of series A redeemable convertible preferred stock are entitled to cumulative dividends paid at a rate of 5.0% per annum. Beginning on April 1, 2002, the dividends become due and are payable in either cash, or at our option, in shares of common stock. Under certain circumstances, we are required to pay dividends in cash.

Conversion

         Holders of series A redeemable convertible preferred stock are entitled to convert any whole or partial number of shares of series A redeemable convertible preferred stock into a number of fully paid and non-assessable shares of common stock. Each share of series A redeemable convertible preferred stock has a stated value of $1,000 and is convertible into shares of common stock at an initial conversion price of $2.77 per share. The initial conversion price of the Series A redeemable convertible preferred stock represents a 20% premium over the weighted average price of our common stock during the 10 days ended December 7, 2001. The conversion price is subject to adjustments.

         During the period (i) beginning on and including the earlier of (A) the date of effectiveness of this registration statement on Form S-3 and (B) the date which is 60 days after the initial issuance of the series A redeemable convertible preferred stock and (ii) ending on and including the later of (X) the date on which this registration statement has been effective for 120 days and (Y) the date on which we deliver a written confirmation to all holders of series A redeemable convertible preferred shares confirming that this registration statement has been effective for 120 days, the conversion price of the series A redeemable convertible preferred stock will be equal to 90% of the average of each daily volume weighted average price of our common stock for the 20 consecutive trading days immediately preceding the date of conversion or if lower, $2.77.

         During the period beginning on and including the date after this registration statement has been effective for 120 days and ending on and including the date immediately prior to the date which is three years after the initial issuance of the series A redeemable convertible preferred stock, the conversion price of the series A redeemable convertible preferred stock will be equal to 120% of the average of each daily volume weighted average price of our common stock for the 20 consecutive trading days immediately preceding the 120th day following effectiveness of this registration statement.

         During the period beginning on the date which is three years after the initial issuance of the series A redeemable convertible preferred stock the conversion price of the series A redeemable convertible preferred stock will be equal to the average daily volume weighted average price of our common stock on the date of conversion. If the date of conversion is not a trading day, then the conversion price is equal to the average daily volume weighted average price of our common stock on the trading day immediately preceding such conversion date.

Limitations on Conversion and Exercise

         The issuance of shares of common stock upon conversion of the series A redeemable convertible preferred stock and upon exercise of the warrants issued to the holders of series A redeemable convertible preferred stock is limited to an amount which, after giving effect to the conversion or exercise, would cause the holder to beneficially own in excess of 4.99% of the outstanding shares of common stock. This calculation excludes the number of shares of common stock which would be issuable upon conversion of the remaining, nonconverted shares of series A redeemable convertible preferred stock and upon exercise of the remaining, unexercised warrants beneficially owned by the holder and its affiliates.

Liquidation Preference

         In the event of our liquidation, dissolution or winding up, holders of shares of series A redeemable convertible preferred stock will be entitled to receive in cash, from our assets that are available for distribution and before any amounts are paid to holders of our common stock, an amount equal to the stated value plus accrued but unpaid dividends. If the amount of available liquidation funds is insufficient to pay the full amount due to the holders of shares of series A redeemable convertible preferred stock, then each such holder will be entitled to receive a percentage of the liquidation funds equal to their liquidation preference divided by the aggregate liquidation preference of all holders of preferred stock.

Redemption

     Our Redemption Right in Lieu of Conversion

         At any time after the effectiveness of a registration statement covering the offer and sale by the selling stockholders named herein of the shares issued in the December 2001 private placement, we may elect to redeem any series A redeemable convertible preferred shares that are presented for conversion at a conversion price less than $2.30882. The redemption price per preferred share is equal to the product of (x) the number of shares of common stock which would otherwise be issuable upon conversion of the redeemable convertible preferred share on the date such share is presented for conversion and (y) the weighted average price of our common stock on the date the share is presented for conversion.

     Redemption at Our Election

         Subject to various conditions, on the first and second anniversary of the initial issuance date of the series A redeemable convertible preferred stock, we may redeem all of the outstanding series A redeemable convertible preferred shares at a price per preferred share of 110% and 105%, respectively, of the initial purchase price of such share plus accrued but unpaid dividends.

     Redemption at the Option of Holders

         A triggering event includes the following:

         o while we are required to maintain the effectiveness of the registration statement, a lapse of the effectiveness of the registration statement for any reason for a period of 5 consecutive trading days or for more than an aggregate of 10 trading days in any 365-day period;

         o we or, at our direction, our transfer agent gives notice to a holder of series A redeemable convertible preferred shares that we will not convert such holder's shares into our common stock despite the tender of those shares for conversion in accordance with our certificate of designations;

         o a holder of series A redeemable convertible preferred shares has not received all of the conversion shares to which he or she is entitled prior to the 10th business day after the date of our receipt or deemed receipt of a conversion notice;

         o upon our receipt or deemed receipt of a conversion notice, we are not obligated to issue shares of our common stock upon such conversion because the issuance of such shares would exceed the number of shares of our common stock which we may issue upon conversion of the series A redeemable convertible preferred shares without breaching our obligations under the rules and regulations of the Nasdaq National Market or the market or exchange where our common stock is then traded, subject to certain exceptions;

         o the suspension from trading or failure of our common stock to be listed on the Nasdaq National Market or The New York Stock Exchange, Inc., for a period of 5 consecutive trading days or for more than an aggregate of 10 trading days in any 365-day period;

         o we breach any term or condition of any agreement, document, certificate or other instrument delivered in connection with the December 2001 private placement except (i) if the breach would not have a material adverse effect or (ii) if a curable breach continues for a period of at least ten (10) days; and

         o if we elect to exercise our redemption right or our redemption right in lieu of conversion, we fail to pay the redemption price within 5 business days of the payment due date.

         Upon a triggering event, a holder of series A redeemable convertible preferred shares may elect to require us to redeem all or a portion of such holder's series A redeemable convertible preferred shares at a price equal to the greater of (i) 125% of an amount equal to the stated value plus accrued but unpaid dividends and (ii) the product of (x) the number of shares of common stock which would otherwise be issuable upon conversion of the shares at the time the holder provides written notice to us of the redemption and (y) the daily volume weighted average price of our common stock on the trading day immediately preceding the triggering event.

     Redemption Upon a Change of Control

         A change of control includes the following:

         o the consolidation, merger or other business combination of us with or into another entity, subject to certain exceptions;

         o the sale or transfer of all or substantially all of our assets;

         o a purchase, tender or exchange offer made to and accepted by the holders of more than 50% of the outstanding shares of our common stock; or

         o the sale, transfer or other disposition by William M. Hawkins, III, the chairman of our board of directors and our chief executive officer, of shares of our common stock or voting power or control over shares of our common stock, such that after giving effect to such sale, transfer or other disposition Mr. Hawkins no longer has beneficial ownership of or no longer holds voting power or control over at least 50% of the number of shares of our common stock beneficially held by Mr. Hawkins immediately prior to the initial issuance date of the series A redeemable convertible preferred stock, subject to adjustment for stock splits, stock dividends, stock combinations and other similar transactions.

         Upon a change of control, each holder of series A redeemable convertible preferred shares has an option to require us to redeem all or a portion of such holder's shares at a price equal to the greater of (i) 110% of the stated value plus accrued but unpaid dividends and (ii) the product of (x) the number of shares of common stock which would otherwise be issuable upon conversion of the shares at the time the holder delivers a notice of redemption to us and (y) the average daily volume weighted average price of our common stock on the trading day immediately preceding such change of control.

Maturity

         If any shares of series A redeemable convertible preferred stock remain outstanding on December 10, 2004, then the shares will either be redeemed for cash or, subject to certain conditions, converted into common stock at our option.

Voting Rights

         Holders of series A redeemable convertible preferred stock have no voting rights, except as required by law, including but not limited to the Delaware General Corporation Law, and as expressly provided in the certificate of designations, preference and rights of the series A redeemable convertible preferred stock. Additionally, the consent of holders of at least a two-thirds of the outstanding preferred stock will be required (i) to effect any change in either (x) our series A certificate of designation or (y) our amended and restated certificate of incorporation that would adversely affect or otherwise impair any of the rights or relative priority of the holders of series A redeemable convertible preferred stock relative to the holders of common stock or the holders of any other class of capital stock or (ii) to issue any additional shares of series A redeemable preferred stock.

Warrants

         We issued warrants to purchase 2,055,587 shares of our common stock, at an exercise price of $2.77 per share, subject to adjustments, in connection with the sale of the series A redeemable convertible preferred stock. The warrants are exercisable for three years.

Warrant Issued to Gerard Klauer Mattison & Co., Inc.

         On December 10, 2001, we issued a warrant to Gerard Klauer Mattison & Co., Inc., to purchase 306,842 shares of our common stock, at an exercise price of $2.48 per share, subject to adjustments. The warrant is compensation for services performed by Gerard Klauer Mattison & Co., Inc. as placement agent in connection with the sale of the series A redeemable convertible preferred stock and is exercisable for five years.

                              SELLING STOCKHOLDERS

Beneficial Ownership and Other Information

         The shares of common stock being offered by the selling stockholders are issuable (1) upon conversion of or as dividends on the series A redeemable convertible preferred stock or (2) upon exercise of the related warrants. For additional information regarding the series A redeemable convertible preferred stock, see "Description of Capital Stock--Preferred Stock." For additional information regarding the warrants, see "Description of Capital Stock--Warrants" and "Description of Capital Stock--Warrant Issued to Gerard Klauer Mattison & Co., Inc." We are registering the shares in order to permit the selling stockholders to offer the shares of common stock for resale from time to time.

         The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by the selling stockholders. Except as otherwise set forth below, each selling stockholder has sole voting control over the shares shown as beneficially owned. The second column lists the number of shares of common stock held, plus the number of shares of common stock, based on its ownership of series A redeemable convertible preferred stock and related warrants, that would have been issuable to each selling stockholder as of February 1, 2002, assuming (1) the effectiveness of this registration statement on such date and (2) conversion of all series A redeemable convertible preferred stock and exercise of the warrants issued in connection with the series A redeemable convertible preferred stock held by the selling stockholder on that date, without regard to any limitations on conversion or exercise. Because conversion of the series A redeemable convertible preferred stock is based on a formula that may depend on the market price of our common stock, the numbers listed in the third column may fluctuate from time to time. The third column lists the shares of common stock being offered by this prospectus by each selling stockholder.

         In accordance with the terms of the registration rights agreement with the holders of the series A redeemable convertible preferred stock, this prospectus covers the resale of at least that number of shares of common stock equal to the product of 1.5 and the number of shares of common stock issuable upon conversion of or in lieu of cash dividends on the series A redeemable convertible preferred stock and upon exercise of the related warrants, determined as if the outstanding series A redeemable convertible preferred stock was converted in full and the warrants were exercised in full as of the date immediately preceding the filing of the registration statement of which this prospectus is a part (without regard to any limitations on conversions or exercises). In addition, we are registering 306,842 shares issuable upon exercise of the warrant issued to Gerard Klauer Mattison & Co., Inc. in connection with the issuance of the series A redeemable convertible preferred stock. Because of adjustments to and variations in the conversion price of the series A redeemable convertible preferred stock, the number of shares that will actually be issued upon conversion of the series A redeemable convertible preferred stock may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

         Under the certificate of designations, preferences and rights relating to the series A redeemable convertible preferred stock and the warrants issued to the holders of the series A redeemable convertible preferred stock, the selling stockholders may not convert series A redeemable convertible preferred stock, or exercise the warrants issued in connection with the series A redeemable convertible preferred stock, to the extent such conversion or exercise would cause the selling stockholder, together with its affiliates, to have acquired a number of shares of common stock which would exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the series A redeemable convertible preferred stock which have not been converted and upon exercise of the warrants issued in connection with the series A redeemable convertible preferred stock which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."


         Except as otherwise set forth below, each selling stockholder has not held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of shares of our common stock.

                                                     Beneficial                           Beneficial
                                                    Ownership of                         Ownership of       Percent of
                                                    Common Stock      Common Stock       Common Stock      Common Stock
                                                    Prior to the     Offered by This      After the       Owned After the
          Name of Selling Stockholders                Offering         Prospectus          Offering        Offering (2)
-------------------------------------------         ------------      ------------       ------------      ------------
HFTP Investment L.L.C. (1).................            7,294,659        10,941,989                  0                 *
Gaia Offshore Master Fund, Ltd. (1)........            2,836,811         4,255,217                  0                 *
Wm. M. Hawkins, Jr., Trustee, Wm. M. &
   Helen S. Hawkins Trust U/A Apr. 25,
   1981 (3)................................            1,776,635         2,431,553            155,600                 *
Michael Marks (4)..........................              625,861           303,944            423,232                 *
Charles W. Romberger (5)...................              110,948           115,498             33,950                 *
William R. Reid............................               91,051           121,577             10,000                 *
Duncan O. Naylor and Barbara A. Naylor,
   ttees FBO Naylor 1992 Revocable Trust
   u/t/a 2/4/92............................               40,525            60,788                  0                 *
Gregory W Riker and Janis L Riker..........               81,051           121,577                  0                 *
Alfred Z. Spector..........................               81,051           121,577                  0                 *
Charles Schwab & Co., Inc. CUST FBO Fari
   Amini, IRA..............................               81,051           121,577                  0                 *
Augustus S. Hawkins (6)....................              322,703           243,155            160,600                 *
Mark Lewis.................................               81,051           121,577                  0                 *
The Posehn Family Trust Dated 10/5/94......               75,525            60,788             35,000                 *
Eugene & Corinne O'Kelly...................              101,314           151,971                  0                 *
Bruce Zweig................................               40,525            60,788                  0                 *
Gerard Klauer Mattison & Co., Inc.(7)......              306,842           306,842                  0                 *
                                                    ------------      ------------       ------------      ------------
TOTAL......................................           13,947,603        19,540,418            818,382                 *
                                                    ============      ============       ============      ============

--------------------------------------------------------------------------------

* Less than one percent.

(1) Promethean Asset Management, LLC, a New York limited liability company ("Promethean"), serves as investment manager to HFTP Investment L.L.C. ("HFTP") and Gaia Offshore Master Fund, Ltd. ("Gaia") and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP and Gaia by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP and Gaia. The ownership information for HFTP does not include the ownership information for Gaia and the ownership information for Gaia does not include the ownership information for HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP and Gaia, and each of HFTP and Gaia disclaims beneficial ownership of the shares beneficially owned by the other. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, HFTP and Gaia.

(2)  Based on 53,055,036 shares outstanding as of February 1, 2002.

(3) William M. Hawkins, Jr. is the father of William M. Hawkins, III, the chairman of our board of directors and our chief executive officer.


(4) Includes 323,232 shares subject to warrants exercisable within 60 days of February 1, 2002.


(5) Mr. Romberger is our employee. Includes 33,950 shares subject to an option exercisable within 60 days of February 1, 2002.

(6) Augustus S. Hawkins is the brother of William M. Hawkins, III, the chairman of our board of directors and our chief executive officer.

(7) We entered into a letter agreement, dated July 5, 2001, as amended, with Gerard Klauer Mattison & Co., Inc. pursuant to which Gerard Klauer Mattison & Co., Inc. acted as placement agent in connection with the sale of the series A redeemable convertible preferred shares. Gerard Klauer Mattison & Co., Inc. is controlled by its Board of Directors, which consists of Emanuel Gerard, Gerold Klauer and Charles F. Ughetta.

Private Placement

         On December 10, 2001, we issued a total of 15,820 shares of our series A redeemable convertible preferred stock and warrants to 15 accredited investors for an aggregate gross purchase price of $15,820,000. Each share of series A redeemable convertible preferred stock has a stated value of $1,000 and is convertible into shares of common stock at an initial conversion price of $2.77 per share. The initial conversion price of the new preferred stock represents a 20% premium over the weighted average price of our common stock during the 10 days ended December 7, 2001. The conversion price is subject to adjustments. The series A redeemable convertible preferred stock carries a dividend of 5%, payable quarterly in cash or, subject to certain conditions, in common stock at our option.

         As part of the transaction we also issued to the purchasers of the series A redeemable convertible preferred stock warrants to purchase 2,055,587 shares of common stock with an exercise price of $2.77 per share, subject to adjustments. The warrants are exercisable for three years. Additionally, Gerard Klauer Mattison & Co., Inc. was issued a warrant to purchase 306,842 shares of common stock with an exercise price of $2.48, subject to adjustments. The warrant is compensation for services performed by Gerard Klauer Mattison & Co., Inc. as placement agent in connection with the private placement and is exercisable for five years.

         The transaction details associated with each of the investors included in this transaction are as follows:

                                                 Number of Shares    Price Per Share
                                                   of Preferred        and Related
                   Investor                            Stock            Warrants           Proceeds          Warrants
------------------------------------------       ----------------    ---------------     ------------       -----------
HFTP Investment L.L.C.....................              9,000         $   1,000.00       $  9,000,000         1,169,428
Gaia Offshore Master Fund, Ltd............              3,500         $   1,000.00       $  3,500,000           454,777
Wm. M. Hawkins, Jr., Trustee, Wm. M. &
   Helen S. Hawkins Trust U/A Apr. 25,
   1981...................................              2,000         $   1,000.00       $  2,000,000           259,873
Michael Marks.............................                250         $   1,000.00       $    250,000            32,484
Charles W. Romberger......................                 95         $   1,000.00       $     95,000            12,343
William R. Reid...........................                100         $   1,000.00       $    100,000            12,993
Duncan O. Naylor and Barbara A. Naylor,
   ttees FBO Naylor 1992 Revocable Trust
   u/t/a 2/4/92...........................                 50         $   1,000.00       $     50,000             6,496
Gregory W Riker and Janis L Riker.........                100         $   1,000.00       $    100,000            12,993
Alfred Z. Spector.........................                100         $   1,000.00       $    100,000            12,993
Charles Schwab & Co., Inc. CUST FBO Fari
   Amini, IRA.............................                100         $   1,000.00       $    100,000            12,993
Augustus S. Hawkins.......................                200         $   1,000.00       $    200,000            25,987
Mark Lewis................................                100         $   1,000.00       $    100,000            12,993
The Posehn Family Trust Dated 10/5/94.....                 50         $   1,000.00       $     50,000             6,496
Eugene & Corinne O'Kelly..................                125         $   1,000.00       $    125,000            16,242
Bruce Zweig...............................                 50         $   1,000.00       $     50,000             6,496
Gerard Klauer Mattison & Co., Inc.........                  0         $       0          $          0           306,842

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock issuable upon conversion of or as dividends on the series A redeemable convertible preferred stock and upon exercise of the related warrants to permit the resale of the shares of common stock by the holders of the series A redeemable convertible preferred stock and the related warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we may receive up to approximately $6.45 million upon exercise of the warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

         The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

         (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

         (2)      in the over-the-counter market,

         (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

         (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or

         (5)      through the settlement of short sales.

         If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

         The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

         The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

         Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

         The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

         We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be $55,462.84 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the related registration rights agreement or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against liabilities, including some liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights agreement or we will be entitled to contribution.

         Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

                                  LEGAL MATTERS

         The validity of the common stock in this offering will be passed upon for us by James Alan Cook, our general counsel.

                                     EXPERTS

         The financial statements of the 3DO Company as of March 31, 2001, and for the year then ended, have been incorporated by reference in this registration statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

         The financial statements of the 3DO Company as of March 31, 2000, and for each of the years in the two-year period ended March 31, 2000, have been incorporated by reference in this registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and our common stock, we refer you to the registration statement and to the exhibits filed with them. Statements in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statements, and statements relating to such documents are qualified in all respects by such reference. Anyone may inspect a copy of the registration statements without charge at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any portion of the registration statements by writing to the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and paying prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding companies such as ours that file electronically with the Commission.

                      INFORMATION INCORPORATED BY REFERENCE

         The Commission allows us to "incorporate by reference" the information that we file with them. This means that we can disclose important information to you in this prospectus by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

         We incorporate by reference in this prospectus the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

         o Annual Report on Form 10-K for the fiscal year ended March 31, 2001;

         o Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001;

         o Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001;

         o Amended Quarterly Report on 10-Q/A for the fiscal quarter ended December 31, 2000 filed June 7, 2001; and

         o        Current Report of Form 8-K filed December 11, 2001.

         All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

         We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any or all of the information incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to The 3DO Company, 100 Cardinal Way, Redwood City, California 94063, Attention: Investor Relations, telephone number
(650) 385-3000.

         Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, NASD filing fee and Nasdaq National Market fee.

        SEC registration fee.......................................  $  2,462.84
        Legal fees and expenses....................................  $ 40,000.00
        Accounting fees and expenses...............................  $  8,000.00
        Miscellaneous expenses.....................................  $  5,000.00
             Total.................................................  $ 55,462.84

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant's Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its executive officers and directors. The Registrant has also purchased and maintains insurance for its officers, directors, employees and agents against liabilities that an officer, a director, an employee or an agent may incur in his capacity as such.

Item 16.  Exhibits and Financial Statement Schedules

         (a)      Exhibits
   Exhibit
   Number

         3.1*     Series A Certificate of Designations, Preferences and Rights

         4.1* Form of Warrant issued in connection with the sale of series A redeemable convertible preferred stock

         4.2 Warrant issued to Gerard Klauer Mattison & Co., Inc. in connection with the sale of series A redeemable convertible preferred stock

         5.1      Opinion of James A. Cook, General Counsel

         10.1* Securities Purchase Agreement with Disclosure Schedules dated December 7, 2001, among The 3DO Company and the investors named therein.

         10.2* Registration Rights Agreement dated December 7, 2001, among The 3DO Company and the investors named therein.

         10.32** Sony PlayStation 2 Licensed Publisher Agreement dated as of April 1, 2000, with Sony Computer Entertainment America Inc.+

         10.33** Confidential License Agreement For Game Boy, Game Boy Color and Game Boy Pocket dated as of October 1, 1999, with Nintendo of America Inc. +

         10.35** Sony PlayStation 2 Licensed Publisher Agreement dated as of December 13, 2000, with Sony Computer Entertainment Europe Limited++

         23.1     Consent of PricewaterhouseCoopers LLP, independent accountants

         23.2     Consent of KPMG LLP

         23.3 Consent of James A. Cook, Executive Vice President, General Counsel and Secretary (see exhibit 5.1)

--------------------------------------------------------------------------------

* Incorporated by reference to exhibits filed with Registrant's Form 8-K as filed with the Securities and Exchange Commission on December 11, 2001.

**       Confidential treatment requested.

+        Previously  filed  with  the   registration   statement  on  Form  S-3,
         Registration No. 333-72190.

++ Previously listed as to be filed in a future filing in the registration statement on Form S-3, Registration No. 333-72190.

Item 17.  Undertakings

         The undersigned Registrant hereby undertakes:

         (1)      To file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   Registration
                  Statement:

                  (a)      To  include  any   prospectus   required  by  Section
                           10(a)(3) of the Securities Act,

                  (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the
Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities
Act,  and  is,  therefore,   unenforceable.  In  the  event  that  a  claim  for
indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on the 4th day of February, 2002.

                                               THE 3DO COMPANY

                                               By:  /s/ William M. Hawkins, III
                                                   -----------------------------
                                                    William M. Hawkins, III
                                                    Chief Executive Officer and
                                                    Chairman of Board


         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          Signature                                         Title                                Date
------------------------------          ------------------------------------------   -------------------------
                                         Chief Executive Officer and Chairman of
                                         the Board (Principal Executive Officer;
 /s/ William M. Hawkins, III             Principal Financial Officer and Principal
 ----------------------------            Accounting Officer)                               February 4, 2002
   William M. Hawkins, III


 /s/ William M. Hawkins, III
 ----------------------------
       William A. Hall                   Director                                          February 4, 2002
  Signed by Attorney-in-fact


 /s/ William M. Hawkins, III
 ----------------------------
    H. William Jesse, Jr.                Director                                          February 4, 2002
  Signed by Attorney-in-fact


 /s/ William M. Hawkins, III
 ----------------------------
        Dick Lehrberg
  Signed by Attorney-in-fact             Director                                          February 4, 2002

                                  EXHIBIT INDEX
--------------------------------------------------------------------------------
   Exhibit
   Number

         3.1*     Series A Certificate of Designations, Preferences and Rights

         4.1* Form of Warrant issued in connection with the sale of series A redeemable convertible preferred stock

         4.2 Warrant issued to Gerard Klauer Mattison & Co., Inc. in connection with the sale of series A redeemable convertible preferred stock

         5.1      Opinion of James A. Cook, General Counsel

         10.1* Securities Purchase Agreement with Disclosure Schedules dated December 7, 2001, among The 3DO Company and the investors named therein.

         10.2* Registration Rights Agreement dated December 7, 2001, among The 3DO Company and the investors named therein.

         10.32** Sony PlayStation 2 Licensed Publisher Agreement dated as of April 1, 2000, with Sony Computer Entertainment America Inc.+

         10.33** Confidential License Agreement For Game Boy, Game Boy Color and Game Boy Pocket dated as of October 1, 1999, with Nintendo of America Inc. +

         10.35** Sony PlayStation 2 Licensed Publisher Agreement dated as of December 13, 2000, with Sony Computer Entertainment Europe Limited++

         23.1     Consent of PricewaterhouseCoopers LLP, independent accountants

         23.2     Consent of KPMG LLP

         23.3 Consent of James A. Cook, Executive Vice President, General Counsel and Secretary (see exhibit 5.1)


--------------------------------------------------------------------------------

* Incorporated by reference to exhibits filed with Registrant's Form 8-K as filed with the Securities and Exchange Commission on December 11, 2001.

**       Confidential treatment requested.

+        Previously  filed  with  the   registration   statement  on  Form  S-3,
         Registration No. 333-72190.

++ Previously listed as to be filed in a future filing in the registration statement on Form S-3, Registration No. 333-72190.